Exhibit 99.1

Repurchase up to € 1.130 billion within 2 years

In 2011, ASML has purchased 25.7 million shares for a total amount of EUR 700 million as part of its intention to purchase up to EUR 1 billion of its own shares within 2 years. In January 2012 ASML announced to increase the size of the current share buy back program to EUR 1,130 million to make use of the maximum room available in 2012 for dividend withholding tax-exempt share buy backs.

The aggregate amount of shares repurchased up to and including June 1, 2012 represents 84.9% of the program.

ASML intends to cancel all shares repurchased under this program.

The total amount of outstanding shares at the end of 2011 was approx. 414 million shares.

The following table shows the shares repurchased between May 7, 2012 and June 1, 2012:

Date	Repurchased shares	Average price	Repurchased value
May 7 – May 11, 2012	333,530	€36.93	€12,318,450
May 14 – May 18, 2012	384,200	€36.41	€13,990,356
May 21 – May 25, 2012	132,750	€36.32	€4,820,932
May 28 – June 1, 2012	334,000	€36.38	€12,150,726
Total shares repurchase between May 7, 2012 and June 1, 2012	1,184,480	€36.54	€43,280,464

Total shares repurchased through June 1, 2012	31,855,724	€28.74	€915,660,355